SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)



                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)

                                 AMENDMENT NO. 1



                         National Wireless Holdings Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   6385601025
         --------------------------------------------------------------
                                 (CUSIP Number)

                               Jeffrey S. Lambert
                        Strome Investment Management L.P.
                         100 Wilshire Blvd., 15th Floor
                             Santa Monica, CA 90401
                                 (310) 917-6600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                January 24, 2002
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                 -----------------------
CUSIP NO. 6385601025              SCHEDULE 13D           PAGE 2 OF 17
------------------------                                 -----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Strome Investment Management, L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     #95-4450882
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A) [X]
                                                                        (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         330,000
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      330,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       330,000
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       PN, IA
--------------------------------------------------------------------------------

------------------------                                 -----------------------
CUSIP NO. 6385601025              SCHEDULE 13D           PAGE 3 OF 17
------------------------                                 -----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SSCO, Inc.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     95-4450883
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A) [X]
                                                                        (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         330,000
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      330,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       330,000
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       CO, HC
--------------------------------------------------------------------------------

------------------------                                 -----------------------
CUSIP NO. 6385601025              SCHEDULE 13D           PAGE 4 OF 17
------------------------                                 -----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Mark E. Strome
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A) [X]
                                                                        (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         330,000
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      330,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       330,000
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN, HC
--------------------------------------------------------------------------------

------------------------                                 -----------------------
CUSIP NO. 6385601025              SCHEDULE 13D           PAGE 5 OF 17
------------------------                                 -----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     John P. Francis
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A) [X]
                                                                        (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         330,000
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      330,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       330,000
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN, HC
--------------------------------------------------------------------------------

------------------------                                 -----------------------
CUSIP NO. 6385601025              SCHEDULE 13D           PAGE 6 OF 17
------------------------                                 -----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Strome Hedgecap Fund, L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     95-4385662
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A) [X]
                                                                        (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         198,000
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      198,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       198,000
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       PN
--------------------------------------------------------------------------------

------------------------                                 -----------------------
CUSIP NO. 6385601025              SCHEDULE 13D           PAGE 7 OF 17
------------------------                                 -----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Strome Hedgecap Limited
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A) [X]
                                                                        (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         132,000
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      132,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       132,000
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       4.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       CO
--------------------------------------------------------------------------------

------------------------                                 -----------------------
CUSIP NO. 6385601025              SCHEDULE 13D           PAGE 8 OF 17
------------------------                                 -----------------------


INTRODUCTION

      This Amendment No. 1 relates to the Schedule 13D filed on behalf of (i) Strome Hedgecap Fund, L.P., a Delaware limited partnership, (ii) Strome Investment Management, L.P., a registered investment adviser and sole investment advisor to SHCF, (iii) SSCO, Inc., as sole general partner of SIM and (iv) Mark
E. Strome, a settlor and trustee of The Mark E. Strome Living Trust, dated January 16, 1997, as the controlling shareholder of SSCO, Inc., with the Securities and Exchange Commission on October 1, 2001 (the "Schedule 13D"). Items 2, 4, 5 and 7 of the Schedule 13D are amended and supplemented as follows:


ITEM 2.     IDENTITY AND BACKGROUND.

(a) This statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Strome Hedgecap Fund, L.P., a Delaware limited partnership ("SHCF"), (ii) Strome Hedgecap Limited ("SHL"), (iii) Strome Investment Management, L.P. ("SIM"), a registered investment adviser and sole investment advisor to SHCF, as well as a discretionary investment adviser of SHL, (iv) John P. Francis ("Francis"), a portfolio manager of SIM, (v) SSCO, Inc. ("SSCO"), as sole general partner of SIM, and (vi) Mark E. Strome ("Strome"), a settlor and trustee of The Mark E. Strome Living Trust, dated January 16, 1997, as the controlling shareholder of SSCO.

      SIM is the direct beneficial owner of the Common Stock. SSCO's and Strome's beneficial ownership are indirect as a result of their ownership of SIM, and Francis' beneficial ownership is indirect as a result of his authority to buy, sell and vote shares of the Common Stock on behalf of SIM. Such beneficial ownership on behalf of SSCO, Strome and Francis is reported solely because Rule 13-d(1)(a) promulgated under the Securities Exchange Act of 1934 (the "Act"), as amended, requires any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specific class to file a Schedule 13D within the specific time period. The answers on blocks 8, 10, 11 and 13 on pages 3, 4 and 5 above and in response to item 5 by Francis, SSCO and Strome are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of the Stock by SIM and the relationship of Francis, SSCO and Strome to SIM.

      Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

(b) The business address for all Reporting Persons is 100 Wilshire Blvd., Suite 1500, Santa Monica, California 90401.

------------------------                                 -----------------------
CUSIP NO. 6385601025              SCHEDULE 13D           PAGE 9 OF 17
------------------------                                 -----------------------


(c) The business of (i) SHCF is that of a private investment partnership engaging in the purchase and sale of securities for investment for its own account, (ii) SHL is that of a private offshore investment corporation engaging in the purchase and sale of securities for investment for its own account, (iii) SIM is to provide discretionary investment management services to institutional clients, (iv) Francis is to manage a securities portfolio of SIM, (v) SSCO is to serve as the general partner of SIM and
      (vi) Strome is to provide discretionary investment management services through SIM.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) (i) SHCF is a Delaware limited partnership; (ii) SHL is a Cayman Islands Corporation; (iii) SIM is a Delaware limited partnership; (iv) Francis is a United States citizen; (v) SSCO is a Delaware corporation; and (vi) Strome is a United States citizen.


ITEM 4.     PURPOSE OF TRANSACTION.

By letter dated January 24, 2002, Cede & Co., on behalf of the Reporting Persons, notified the Company of its intention to nominate John P. Francis and Howard E. Chase for election to the Board of Directors of the Company at the next annual meeting of the shareholders of the Company. A copy of the notice is attached hereto as Exhibit F.

If elected to the Company's board of directors, the Reporting Persons believe the nominees will propose a strategy for the Company to maximize shareholder value, which could include, without limitation, a sale of the Company and the other proposals outlined in the Reporting Persons' letter to the Company dated October 1, 2001, a copy of which is attached as Exhibit E to the Schedule 13D.

The Reporting Persons have agreed with each nominee to bear all costs and expenses of, and indemnify against all liability incurred by, each nominee in connection with such nominee being a candidate for election to the Company's board of directors. Each nominee will receive expense reimbursements from the Reporting Persons for serving as nominee whether or not elected. If elected as a director of the Company, each nominee will receive directors fees in accordance with the Company's practices and policies as set by the board of directors from time to time. In addition, the Reporting Persons will pay Mr. Chase $20,000 in consideration for his time and effort in connection with his nomination for election to the board of directors of the Company.

------------------------                                 -----------------------
CUSIP NO. 6385601025              SCHEDULE 13D           PAGE 10 OF 17
------------------------                                 -----------------------


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:

      (i) SHCF beneficially owns 198,000 shares of Common Stock and is the beneficial owner of 5.9% of the Common Stock.

      (ii) SHL beneficially owns 132,000 shares of Common Stock and is the beneficial owner of 4.0% of the Common Stock.

      (iii) SIM, as the sole investment advisor to SHCF, beneficially owns 330,000 shares of Common Stock and is the beneficial owner of 9.9% of the Common Stock.

      (iv) Francis, as the portfolio manager of SIM, beneficially owns 330,000 shares of Stock and is the beneficial owner of 9.9% of the Common Stock.

      (v) SSCO, as the general partner of SIM, beneficially owns 330,000 shares of Stock and is the beneficial owner of 9.9% of the Common Stock.

      (vi) Strome, as a settlor and trustee of The Mark E. Strome Living Trust dated January 16, 1997, which trust is the controlling shareholder of SSCO, beneficially owns 330,000 shares of Common Stock and is the beneficial owner of 9.9% of the Common Stock.

      The Reporting Persons in the aggregate may be deemed to own an aggregate of 9.9% of the Common Stock.

(b) The table below sets forth for each Reporting Person, the numbers of shares of Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.


                       SHCF       SHL       SIM     FRANCIS     SSCO    STROME
                       ----       ---       ---     -------     ----    ------

SOLE POWER TO           0          0         0         0          0        0
VOTE/ DIRECT VOTE

SHARED POWER TO      198,000    132,000   330,000   330,000    330,000  330,000
VOTE/ DIRECT VOTE

SOLE POWER TO           0          0         0         0          0        0
DISPOSE/ DIRECT
DISPOSITION

SHARED POWER TO      198,000    132,000   330,000   330,000    330,000  330,000
DISPOSE/ DIRECT
DISPOSITION

------------------------                                 -----------------------
CUSIP NO. 6385601025              SCHEDULE 13D           PAGE 11 OF 17
------------------------                                 -----------------------


(c) There have been no purchases or sales of the Company's stock by the Reporting Persons within the last sixty days, except that on January 3, 2002 (i) SHCF sold 132,000 shares of Common Stock on the open market, at a price of $11.50 per share, and (ii) SHL bought 132,000 shares of Common Stock on the open market, at a price of $11.50 per share.

(d) No person other than each respective owner referred to herein of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

(e)   Not applicable.




ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS.

EXHIBIT A         Identification and Classification of Members of the Group

EXHIBIT B         Statement with Respect to Joint Filing of Schedule 13D

EXHIBIT C         Disclaimer of Beneficial Ownership

EXHIBIT D         Power of Attorney Forms for Schedule 13D and 13G and Forms 13F

EXHIBIT E         Letter dated October 1, 2001, from the Reporting Persons to the Board of Directors of National Wireless Holdings Inc.

EXHIBIT F         Letter dated January 24, 2002, from Cede & Co. on behalf of the Reporting Persons to the Secretary of the Company, notifying the Company of the Reporting Persons' intent to nominate two individuals for election to the Company's Board of Directors at the next annual meeting.

------------------------                                 -----------------------
CUSIP NO. 6385601025              SCHEDULE 13D           PAGE 12 OF 17
------------------------                                 -----------------------


SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      January 25, 2001

Strome Investment Management, L.P.
By:  SSCO, Inc., general partner

By:  /s/ Jeffrey S. Lambert
     --------------------------------
     Jeffrey S. Lambert
     Chief Operating Officer

SSCO, Inc.

By:  /s/ Jeffrey S. Lambert
     --------------------------------
     Jeffrey S. Lambert
     Chief Operating Officer

Mark E. Strome

/s/ Jeffrey S. Lambert
-------------------------------------

STROME HEDGECAP FUND, L.P.
By:  Strome Investment Management, L.P., General Partner
      By its general partner, SSCO, Inc.


By:  /s/ Jeffrey S. Lambert
     --------------------------------
     Jeffrey S. Lambert
     Chief Operating Officer

Strome Hedgecap Limited


By:  /s/ Jeffrey S. Lambert
     --------------------------------
     Jeffrey S. Lambert
     Director

John P. Francis

/s/ John P. Francis
-------------------------------------

------------------------                                 -----------------------
CUSIP NO. 6385601025              SCHEDULE 13D           PAGE 13 OF 17
------------------------                                 -----------------------


                                                                       EXHIBIT A


            Identification and Classification of Members of the Group
            ---------------------------------------------------------


Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the members of the group making this joint filing are identified and classified as follows:


--------------------------------------------------------------------------------
                Name                               Classification
                ----                               --------------
--------------------------------------------------------------------------------

Strome Hedgecap Fund, L.P.               A private limited partnership that
(the "Fund")                             purchases and sells securities for
                                         investment for its own account

--------------------------------------------------------------------------------

Strome Hedgecap Limited                  A private offshore investment
(the "Limited")                          corporation that purchases and sells
                                         securities for investment for its own
                                         account

--------------------------------------------------------------------------------

Strome Investment Management, L.P.       An investment adviser certified under
(the "Adviser")                          the California Corporate Securities
                                         Law of 1968, the sole investment
                                         advisor to the Fund, as well as sole
                                         investment adviser to Limited

--------------------------------------------------------------------------------
John P. Francis                          A control person of the Adviser as a
                                         portfolio manager of the Adviser

--------------------------------------------------------------------------------

SSCO, Inc.                               A control person due to its role as
(the "General Partner")                  General Partner of the Adviser

--------------------------------------------------------------------------------
Mark E. Strome                           A control person of the Adviser and
                                         settlor and trustee of the trust that
                                         is the controlling shareholder of the
                                         General Partner

--------------------------------------------------------------------------------

------------------------                                 -----------------------
CUSIP NO. 6385601025              SCHEDULE 13D           PAGE 14 OF 17
------------------------                                 -----------------------


                                                                       EXHIBIT B

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)
               ---------------------------------------------------

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or
Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:      January 25, 2001


Strome Investment Management, L.P.
By:  SSCO, Inc., general partner

By:  /s/ Jeffrey S. Lambert
     --------------------------------
     Jeffrey S. Lambert
     Chief Operating Officer

SSCO, Inc.

By:  /s/ Jeffrey S. Lambert
     --------------------------------
     Jeffrey S. Lambert
     Chief Operating Officer

Mark E. Strome

/s/ Jeffrey S. Lambert
-------------------------------------

STROME HEDGECAP FUND, L.P.
By:  Strome Investment Management, L.P., General Partner
      By its general partner, SSCO, Inc.

By:  /s/ Jeffrey S. Lambert
     --------------------------------
     Jeffrey S. Lambert
     Chief Operating Officer

Strome Hedgecap Limited

By:  /s/ Jeffrey S. Lambert
     --------------------------------
     Jeffrey S. Lambert
     Director

John P. Francis

/s/ John P. Francis
-------------------------------------

------------------------                                 -----------------------
CUSIP NO. 6385601025              SCHEDULE 13D           PAGE 15 OF 17
------------------------                                 -----------------------


                                                                       EXHIBIT F



                                   CEDE & CO.
                        C/O THE DEPOSITORY TRUST COMPANY
                                 55 WATER STREET
                               NEW YORK, NY 10041





January 24, 2002



BY HAND
-------

Mr. James Kardon
Corporate Secretary
National Wireless Holdings Inc.
156 West 56th Street, Suite 2001
New York, NY  10019

Re: Notice of Stockholder Nominations for the 2002 Annual Meeting of National Wireless Holdings Inc.
      -------------------------------------------------------------------------

Dear Mr. Kardon:

Cede & Co., the nominee of the Depository Trust Company ("DTC"), is the holder of record of an aggregate of 330,000 shares (9.9%) of the common stock, par value $0.01 per share, of National Wireless Holdings Inc. (the "Corporation"). DTC is informed by its Participant, Bear Stearns Securities Corp., that on the date hereof, 330,000 such shares credited to the Participant's DTC account are beneficially owned by Strome Investment Management, L.P., SSCO, Inc., Strome Hedgecap Fund, L.P., Strome Hedgecap Limited and Mark E. Strome (collectively, the "Strome Group"). Pursuant to Section 2.03 of the Corporation's By-Laws, the undersigned hereby give notice of their intention to nominate two individuals for election to the Board of Directors at the 2002 Annual Meeting of Stockholders of the Corporation, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof (the "Annual Meeting").

At the request of the Participant, on behalf of the beneficial owners, Cede & Co. as holder of record of the shares intends to appear in person or by proxy at the Annual Meeting to nominate John P. Francis and Howard E. Chase for election as directors, each to serve until his successor is elected and qualified or until his earlier resignation or removal. The information with respect to the nominating stockholders required by Section 2.03 of the Corporation's By-Laws is set forth

------------------------                                 -----------------------
CUSIP NO. 6385601025              SCHEDULE 13D           PAGE 16 OF 17
------------------------                                 -----------------------


on Exhibit A hereto. The information required by Section 2.03 of the Corporation's By-Laws with respect to the nominees is set forth on Exhibit B hereto.

The Strome Group intends to deliver a proxy statement and form of proxy to holders of a sufficient number of the Corporation's voting shares to elect the two nominees described in Exhibit B. The Strome Group reserves the right to nominate substitute or additional persons in the event that (1) the number of directorships subject to election at the Annual Meeting is greater than two and/or (2) any of current nominees is unable for any reason (including by reason of the taking or announcement of any action that has, or if consummated would have, the effect of disqualifying any such nominee) to serve as a director.

The information included herein represents the Strome Group's best knowledge as of the date hereof. The Strome Group reserves the right, in the event such information shall be or become inaccurate, to provide corrective information to the Corporation as soon as reasonably practicable, although the Strome Group does not commit to update any information which may change from and after the date hereof.

If this notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any nominee herein at the Annual Meeting, or if any individual nominee shall be unable to serve for any reason, this notice shall continue to be effective with respect to the remaining nominees and as to any replacement nominees selected by the Strome Group.

The Strome Group requests written notice as soon as practicable of any alleged defects in this notice and reserves the right, following receipt of such notice, to either challenge, or attempt as soon as practicable to cure, such alleged defect. The Strome Group reserves the right to give further notice of additional nominations or business to be conducted at the Annual Meeting or other meeting of the Corporation's stockholders.

While Cede & Co. is furnishing this intent to nominate as the stockholder of record of these shares, it does so at the request of the Participant and only as a nominal party for the true party in interest, the beneficial owners. Cede & Co. has no interest in this matter other than to take those steps which are necessary to ensure that the beneficial owner is not denied his rights as the beneficial owner of the shares and Cede & Co. assumes no further responsibility in this matter.

Please direct any questions regarding the information contained in this notice to Dennis J. Block, Esq., Cadwalader, Wickersham & Taft, 100 Maiden Lane, New York, New York 10038, (212) 504-5555 (Phone), (212) 504-6666 (Facsimile).

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Sincerely,


Cede & Co.
c/o The Depository Trust Company
55 Water Street
New York, NY 10041

By: /s/ Cede & Co.
    ----------------------------
January 24, 2000